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18005894

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-31049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Home Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 S. Market Street
(No. and Street)

Knoxville	TN	37902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pennye Wilkerson — 865-541-6862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coulter & Justus, P.C.
(Name – *if individual, state last, first, middle name*)

9717 Cogdill Road, Ste 201	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Pennye Wilkerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Home Financial Services, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY D. SHELTON STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

Pennye Wilkerson
Signature

Assistant Vice President and Secretary
Title

Kimberly D. Shelton
Notary Public

My Commission Expires: March 3, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

9717 Cogdill Road
Suite 201
Knoxville, TN 37932

C&J COULTER & JUSTUS, P.C.

phone: (865) 637-4161
fax: (865) 524-2952
web: cj-pc.com

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Home Financial Services, Inc. (the Company), as of December 31, 2017, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

COULTER & JUSTUS, P.C.

Supplemental Information

The supplemental information included in Schedules I, II, III, and IV (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Home Financial Services, Inc.'s auditor since 2014.

Coulter & Justus, P.C.

Coulter & Justus, P.C.

Knoxville, Tennessee
February 23, 2018

HOME FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash	$	712,374
Cash Segregated Under Federal and Other Regulations		294,998
Marketable Securities Owned, at Fair Value		7,463,298
Investment Securities Held to Maturity, at Amortized Cost		1,345,000
Accrued Interest Receivable		27,559
TOTAL ASSETS	$	9,843,229
LIABILITIES AND EQUITY		
LIABILITIES		
Payable to Parent Company	$	129,200
Total Liabilities		129,200
SHAREHOLDER'S EQUITY		
Common Stock - No Par Value, Authorized, Issued and Outstanding 2,000 Shares		200,000
Additional Paid-in Capital		800,000
Retained Earnings		8,714,029
Total Shareholder's Equity		9,714,029
TOTAL LIABILITIES AND EQUITY	$	9,843,229

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2017

REVENUE		
Investment Gains and Losses	$	814,008
Interest		121,412
Total Revenue		935,420
EXPENSES		
Employee Compensation and Benefits		362,954
Communication and Data Processing		75,988
Occupancy and Equipment		36,830
Other Operating Costs		77,389
Total Expenses		553,161
INCOME BEFORE INCOME TAXES		382,259
INCOME TAXES		(129,200)
NET INCOME	$	253,059

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
BALANCES, JANUARY 1, 2017	$ 200,000	$ 800,000	$ 8,460,970	$ 9,460,970
Net Income	0	0	253,059	253,059
BALANCES, DECEMBER 31, 2017	$ 200,000	$ 800,000	$ 8,714,029	$ 9,714,029

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2017

BALANCE AT BEGINNING OF YEAR	$	0
INCREASE (DECREASE) IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		0
BALANCE AT END OF YEAR	$	0

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 253,059
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:	
(Increase) Decrease in Cash Segregated Under Federal and Other Regulations	(1,028)
(Increase) Decrease in Marketable Securities Owned	(803,117)
(Increase) Decrease in Accrued Interest Receivable	852
Increase (Decrease) in Payable to Parent Company	(63,030)
Total Adjustments	(866,323)
Net Cash Used by Operating Activities	(613,264)
CASH, AT BEGINNING OF YEAR	1,325,638
CASH, AT END OF YEAR	$ 712,374

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:	
Income Taxes	$ 192,230

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company, a wholly owned subsidiary of Home Federal Bank of Tennessee (Home Federal), operates through its one office in Knoxville, Tennessee and is a general investor and broker primarily for Home Federal and its customers. In 2017, the Company earned approximately 23% of its revenue from transactions with Home Federal. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary investment products are U.S. Government and Federal Agency Securities, and Obligations of States and Political Subdivisions. The investment products of the Company are not insured by the FDIC and are not guaranteed by Home Federal. Significant accounting policies are:

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates. The primary items subject to estimation are the fair values of securities owned.

Revenue Recognition for Security Transactions - Customers' security transactions are recorded on a settlement date basis, which is not materially different from trade date basis.

Marketable and Investment Securities - Securities owned are classified according to management's intent as marketable trading securities or investment securities held to maturity. Trading securities are recorded at fair value with unrealized gains and losses in value charged to earnings. Realized gains and losses on the sales of trading securities are recognized on a specific identification basis. See Note 13 for more information. Investment securities held to maturity are recorded at amortized cost. Impairment in value of securities held to maturity that is deemed other than temporary is charged to expense.

Income Taxes - The Company files a consolidated federal income tax return with Home Federal. Federal and state income taxes have been provided for at the maximum statutory rate for each taxing authority. As required by GAAP, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. This measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Evaluation of Subsequent Events - The Company's management has evaluated subsequent events through February 23, 2018, which is the date the financial statements were available to be issued.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $294,998 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09 *Revenue from Contracts with Customers*, which provides guidance that companies should recognize revenue when the transfer or promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services by applying five defined steps. The new standard is effective for public entities for annual reporting periods beginning after December 15, 2017. This standard is not expected to have a significant impact on the Company's financial statements.

In February 2016, the FASB issued new guidance related to lease accounting. This guidance requires a dual approach for lessee accounting under which a lessee will account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and a

corresponding lease liability on its balance sheet, with differing methodology for income statement recognition. This guidance is effective for public entities for fiscal years beginning after December 15, 2018, and early adoption is permitted. A modified retrospective approach is required for all leases existing or entered after the beginning of the earliest comparative period in the financial statements. This standard will not have a significant impact on the Company's financial statements.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and marketable securities owned. The Company maintains cash on deposit with Home Federal and one other financial institution. Cash deposits at Home Federal Bank in excess of FDIC limits were approximately $531,000 as of December 31, 2017. Additionally, marketable securities owned are subject to market fluctuations and could ultimately result in a loss of value.

NOTE 5 - SECURITIES OWNED

Marketable securities owned consist of the following at December 31, 2017:

U.S. Government and Federal Agency Securities	$ 3,839,441
Obligations of States and Political Subdivisions	3,623,857
	$ 7,463,298

Unrealized losses of $21,339 are included in net income for marketable securities held at the end of the year.

NOTE 6 – INVESTMENT SECURITIES HELD TO MATURITY

Investment securities held to maturity consist of obligations of a Tennessee municipality with an amortized cost and net carrying amount of $1,345,000 and an estimated market value of $1,351,644. The bonds mature on March 1, 2033. The bonds may be called in whole on or after March 1, 2026 at par. The unrecognized gain of $6,644 relates principally to current interest rates for similar types of securities. In determining whether other than temporary impairment exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition of the issuer, and (3) intent and ability of the Company to hold the securities until maturity. In analyzing the issuer's financial condition, management considers whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition. The estimated market value of these investments is based on level 2 criteria within the fair value hierarchy. Values are determined using pricing models which maximize the use of observable inputs from similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

NOTE 7- SHORT-TERM BANK LOAN - RELATED PARTY

The Company has an unsecured $5,000,000 line of credit with Home Federal which is payable on demand with interest at the prime rate. As of December 31, 2017, the Company had no outstanding balance on the line of credit.

NOTE 8 - LEASE COMMITMENTS - RELATED PARTY AND OTHER

The Company leases its operating facilities on a month-to-month basis from Home Federal. Rental expense under this operating lease was $10,704 for the year ended December 31, 2017. The Company also leases certain equipment from unrelated parties on a month-to-month basis. Rental expense under these operating leases was $24,000 for the year ended December 31, 2017.

NOTE 9 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its

"net capital" as those terms are defined in the Rule. The Company's net capital computed in accordance with this Rule was $7,662,564 as of December 31, 2017, which was $7,412,564 in excess of its required net capital of $250,000. Its ratio of indebtedness to such capital was 0.017 to 1 as of December 31, 2017.

NOTE 10 - PRINCIPAL TRANSACTION REVENUES

The Company's principal transaction revenues by reporting categories for the year ended December 31, 2017 are as follows:

U.S. Government and Federal Agency Securities	$	202,873
Obligations of States and Political Subdivisions		611,135
	$	814,008

NOTE 11 - INCOME TAXES

The Company files a consolidated federal income tax return with Home Federal, its Parent, in the U.S. federal jurisdiction and a combined state income tax return with the state of Tennessee. Federal and state income taxes are calculated as if the Company filed separate income tax returns. Payable to Parent Company on the statement of financial condition is for income taxes paid for the Company by the Parent. With few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2014. The Company has not accrued or expensed any amounts for interest or penalties associated with income taxes for the year ended December 31, 2017.

Income taxes as shown on the statement of income varied from the statutory federal income tax rate for the following reasons:

		Amount	Percent of Pretax Income
At "Expected" Tax Rate	$	133,790	35.0%
Nontaxable Interest on Municipal Bonds		(17,105)	-4.5%
State Income Tax and Other, Net		12,515	3.3%
	$	129,200	33.8%

NOTE 12- EMPLOYEE BENEFIT PLANS

The Company's employees participate in two retirement plans which are sponsored by Home Federal. The plans are summarized as follows:

Profit Sharing Plan - The Plan complies with the regulations of the Tax Equity and Financial Responsibility Act, Code Section 401(k). Employees may contribute from 3%-50% of their salary to the Plan. The Company may make a matching contribution for those who participate. The Plan also allows for discretionary contributions by the Company as determined annually by the board of directors of Home Federal. The Company's share of the profit sharing plan expense for the year ended December 31, 2017 was $25,483.

Pension Plan - Substantially all employees of the Company are allowed to participate in a noncontributory defined benefit pension plan through its parent company, Home Federal. The Plan calls for benefits to be paid to all eligible employees at retirement based primarily upon years of service and compensation paid. Plan assets consist primarily of U.S. Government and Federal Agency Securities, Corporate Debt Securities, and Mutual Funds. Home Federal is the plan sponsor and as such, all rights and obligations are the responsibility of Home Federal including funding the plan and all future benefit payments. Home Federal allocates a portion of the Plan's expenses to the Company. The Company's cost-sharing portion of the pension plan expense for the year ended December 31, 2017 was $15,995.

The pension plan was amended in August 2016 to no longer allow new participants to enter the plan who have not completed their first hour of service prior to July 1, 2016. Participants already in the plan will continue to accrue benefits.

NOTE 13 - FAIR VALUE DISCLOSURES

Marketable securities are recorded at fair value on a recurring basis. Fair value measurement for these securities is based upon quoted prices of like or similar securities, utilizing Level 2 inputs. Level 2 inputs, as defined under GAAP, include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. These measurements are based upon observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the securities' terms and conditions, among other things.

Assets Recorded at Fair Value on a Recurring Basis

Below is a table that presents information about certain assets measured at fair value:

	December 31, 2017			
		Fair Value Measurements Using		
	Carrying Amount in the Balance Sheet	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Treasury and U.S. Government Agency Securities	$ 3,839,441	$ 0	$ 3,839,441	$ 0
Obligations of States and Political Subdivisions	3,623,857	0	3,623,857	0
Marketable Securities	$ 7,463,298	$ 0	$ 7,463,298	$ 0

NOTE 14 - CONTINGENCIES

In the normal course of conducting its business, the Company may be involved in legal proceedings. Currently, the Company is not involved in any proceedings related to litigation, claims or assessments against the Company or management. Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which could have an adverse effect on the Company. Currently, management is not aware of any such conditions.

SUPPLEMENTARY INFORMATION

SCHEDULE I

HOME FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	9,714,029
DEDUCTION - NON ALLOWABLE ASSETS		(435,175)
NET CAPITAL BEFORE HAIRCUTS		9,278,854
HAIRCUTS ON SECURITIES		(1,616,290)
NET CAPITAL		7,662,564
PART A: COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED		(250,000)
EXCESS NET CAPITAL	$	7,412,564
AGGREGATE INDEBTEDNESS LIABILITIES:		
Payable to Parent Company	$	129,200
Short-Term Bank Loan		0
Required Reserve Deposit (See Schedule II)		0
Total Aggregate Indebtedness Liabilities	$	129,200
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO CAPITAL		1.69%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

SCHEDULE II

HOME FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

CREDIT BALANCES		
Customers' Securities Failed to Receive	$	0
Customers' Deposits		0
DEBIT BALANCES		
Customers' Securities Failed to Deliver		0
RESERVE COMPUTATION		
Excess of Total Credits Over Total Debits	$	0
105% of Excess of Total Credits Over Total Debits	$	0
BALANCE IN SPECIAL RESERVE BANK ACCOUNT		294,998
REQUIRED DEPOSIT (SEE SCHEDULE I)	$	0

See Report of Independent Registered Public Accounting Firm.

SCHEDULE III

HOME FINANCIAL SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 0
A.	Number of items	$ 0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 0
A.	Number of items	$ 0

SCHEDULE IV

HOME FINANCIAL SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

	Unaudited	Audited	Increase (Decrease)
TOTAL OWNERSHIP EQUITY	$ 9,714,029	$ 9,714,029	$ 0
TOTAL OWNERSHIP EQUITY QUALIFYING FOR NET CAPITAL	$ 9,714,029	$ 9,714,029	$ 0
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS ALLOWABLE IN COMPUTATION OF NET CAPITAL	0	0	0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	9,714,029	9,714,029	0
DEDUCTIONS FROM NET CAPITAL:			
NON ALLOWABLE ASSETS	(435,175)	(435,175)	0
NET CAPITAL BEFORE HAIRCUTS	9,278,854	9,278,854	0
HAIRCUTS ON SECURITIES	(1,616,290)	(1,616,290)	0
NET CAPITAL	$ 7,662,564	$ 7,662,564	$ 0

9717 Cogdill Road
Suite 201
Knoxville, TN 37932

C&J COULTER & JUSTUS, P.C.

phone: (865) 637-4161
fax: (865) 524-2952
web: cj-pc.com

Examination Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

We have examined Home Financial Services, Inc.'s (the Company) statements, included in the accompanying Home Financial Services, Inc.'s Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2017; (2) the Company's internal control over compliance was effective as of December 31, 2017; (3) the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2017 and (4) the information used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; the Company complied with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2017 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e), determining whether the information used to assert compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Home Financial Services, Inc.'s statements referred to above are fairly stated, in all material respects.

Coulter & Justus, P.C.

Coulter & Justus, P.C.

Knoxville, Tennessee
February 23, 2018

HOME FINANCIAL SERVICES, INC.
P. O. Box 1230
Knoxville, Tennessee 37901-1230
865-541-6868

Home Financial Services, Inc.'s Compliance Report

Home Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2017;

3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year December 31, 2017;

4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R §240.15c3 3(e) as of the end of the most recent fiscal year ended December 31, 2017; and

5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3c-1 and §240.15c3-3(e) was derived from the books and records of the Company.

I, Mitchell Kincer, swear (or affirm) that, to my best knowledge and belief this Compliance Report is true and correct.

By: ______________________
President, Home Financial Service

By: Pennye Wilkerson
Compliance Officer, Home Financial Service

9717 Cogdill Road
Suite 201
Knoxville, TN 37932

COULTER & JUSTUS, P.C.

phone: (865) 637-4161
fax: (865) 524-2952
web: cj-pc.com

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the Securities Investor Protection Corporation (SIPC) Series 600 Rules, and related supplemental guidance, we have performed the procedures enumerated below, which have been agreed to by Home Financial Services, Inc. (the Company) and SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries listed in the check register, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, consisting of the spreadsheet calculating the assessment, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers consisting of the spreadsheet calculating the assessment, supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

COULTER & JUSTUS, P.C.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Coulter + Justus P.C.

Coulter & Justus, P.C.

Knoxville, Tennessee
February 23, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****2128**********************MIXED AADC 220
31049 FINRA DEC
HOME FINANCIAL SERVICES INC
507 MARKET ST
KNOXVILLE, TN 37902-2145

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Pennye Wilkerson
(865)541-6862

2. A. General Assessment (item 2e from page 2)		$ 1403.00
B. Less payment made with SIPC-6 filed (**exclude interest**) 8/2/17 Date Paid		(778.00)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		625.00
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 625.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 625.00	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Home Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

Pennye Wilkerson
(Authorized Signature)

Dated the 29th day of January, 20 18.

secretary & asst. v.p.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 936,420.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 935,420.00
2e. General Assessment @ .0015	$ 1403.00 (to page 1, line 2.A.)

HOME FINANCIAL SERVICES, INC.

Knoxville, Tennessee

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

HOME FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

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